EXHIBIT 12.1
WESTMORELAND COAL COMPANY AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended					Three Months Ended
	December 31,					March 31,
	2006	2007	2008	2009	2010	2010	2011
			(Dollars in thousands)
Earnings:
Loss from continuing operations before income taxes	$(8,455)	$(22,125)	$(47,648)	$(46,298)	$(3,311)	$(3,835)	$(19,192)
Fixed charges	19,738	25,054	31,668	24,269	23,475	5,902	7,147

Total	$11,283	$2,929	$(15,980)	$(22,029)	$20,164	$2,067	$(12,045)

	Year Ended					Three Months Ended
	December 31,					March 31,
	2006	2007	2008	2009	2010	2010	2011
			(Dollars in thousands)
Fixed Charges:
Interest expensed (includes amortization of premiums, discounts and deferred financing costs)	$19,234	$24,638	$31,276	$23,733	$22,992	$5,723	$6,967
Interest within rental expense	504	416	392	536	483	179	180

Total	$19,738	$25,054	$31,668	$24,269	$23,475	$5,902	$7,147

Deficiency of earnings to fixed charges	$8,455	$22,125	$47,648	$46,298	$3,311	$3,835	$19,192